July 16, 2021

VIA EDGAR

Anna Abramson, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	VTEX

Registration Statement on Form F-1 as amended

File No. 333-257400

Dear Ms. Abramson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, VTEX (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-257400) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on July 20, 2021, or as soon as practicable thereafter. The Company hereby authorizes Grenfel S. Calheiros of Simpson Thacher & Barlett LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Calheiros +1 (212) 455-2295 and that such effectiveness also be confirmed in writing.

Very truly yours,

VTEX

By:	/s/ André Spolidoro Ferreira Gomes

Name:	André Spolidoro Ferreira Gomes
Title:	Chief Financial Officer